Exhibit 10.1

PORTLAND GENERAL ELECTRIC COMPANY

2006 OUTSIDE DIRECTORS' DEFERRED COMPENSATION PLAN

Effective as of June 1, 2006

TABLE OF CONTENTS

TABLE OF CONTENTS (continued)

PORTLAND GENERAL ELECTRIC COMPANY

2006 OUTSIDE DIRECTORS' DEFERRED COMPENSATION PLAN

ARTICLE I

PURPOSE

The purpose of this 2006 Outside Directors' Deferred Compensation Plan (the ""Plan) is to provide elective deferred compensation to Outside Directors. It is intended that the Plan will aid in attracting and retaining Outside Directors of exceptional ability. The Plan is effective June 1, 2006.

The Plan is intended to comply with section 409A of the Internal Revenue Code of 1986, as amended and official guidance issued thereunder. Notwithstanding any other provision of this Plan, this Plan shall be interpreted, operated and administered in a manner consistent with these intentions.

ARTICLE II

DEFINITIONS

2.1   <u>Account</u>

"Account" means the account maintained by the Company in accordance with ARTICLE IV with respect to any deferral of Compensation pursuant to this Plan.

2.2   <u>Beneficiary</u>

"Beneficiary" means the person, persons or entity entitled under ARTICLE VI to receive any Plan benefits payable after Participant's death.

2.3   <u>Board</u>

"Board" means the Board of Directors of the Company.

2.4   <u>Code</u>

"Code" means the Internal Revenue Code of 1986, as amended.

2.5   <u>Company</u>

"Company" means Portland General Electric Company, an Oregon corporation.

2.6   <u>Compensation</u>

"Compensation" means annual retainers and fees for attendance at Board and various committee meetings paid to an Outside Director by the Company during the calendar year with respect to duties performed as a member of the Board. Compensation, for purposes of this Plan, may include any new form of cash remuneration paid by the Company to an Outside Director which is explicitly designated as deferrable pursuant to this Plan on the Deferral Election form approved by the Compensation Committee. Compensation does not include expense reimbursements, imputed compensation, or any form of noncash compensation or benefits.

2.7 Compensation Committee

"Compensation Committee" means the Compensation and Human Resources Committee of the Board.

2.8 Deferral Election

"Deferral Election" means the election completed by Participant in a form approved by the Compensation Committee which indicates Participant's irrevocable election to defer Compensation as designated in the Deferral Election, pursuant to ARTICLE III.

2.9 Determination Date

"Determination Date" means the last day of each calendar month.

2.10 Interest

"Interest" means the interest yield computed at the monthly equivalent of an annual yield that is one-half (0.5) percentage point higher than the annual yield on Moody's Average Corporate Bond Yield Index for the three (3) calendar months preceding the immediately prior month as published by Moody's Investors Service, Inc. (or any successor thereto), or, if such index is no longer published, a substantially similar index selected by the Board.

2.11 Outside Director

"Outside Director" means a member of the Board who is not an employee of the Company or any of its subsidiaries.

2.12 Participant

"Participant" means any eligible Outside Director who has elected to make deferrals under this Plan.

2.13 Plan

"Plan" means the Portland General Electric Company 2006 Outside Directors' Deferred Compensation Plan, as may be amended from time to time.

2.14 Separation from Service or Separate from Service

"Separation from Service" means a "separation from service" within the meaning of Code section 409A. Generally, a separation from service occurs when a Participant ceases to be a member of the Board.

ARTICLE III

ELIGIBILITY AND DEFERRALS

3.1   Eligibility

An Outside Director shall be eligible to participate by making Deferral Elections under paragraph 3.2 below. The Compensation Committee shall notify eligible Outside Directors about the Plan and the benefits provided under it.

3.2   Deferral Elections

3.2-1   Initial Election to Defer. An eligible Outside Director may elect to participate in the Plan with respect to any Compensation on a Deferral Election in a form approved by the Compensation Committee. The Deferral Election must be filed with the Compensation Committee no later than December 15 of the taxable year preceding the taxable year in which the Compensation is earned. A Deferral Election must specify the form of payment under Paragraph 5.2.

3.2-2   Mid-Year Eligibility. If an individual first becomes eligible to participate during a calendar year and wishes to defer Compensation earned during the remainder of the year, a Deferral Election may be filed no later than thirty (30) days following the date the Outside Director became eligible to participate in the Plan, to the extent permitted under Code section 409A. Such Deferral Election shall be effective only with regard to Compensation earned after it is filed with the Compensation Committee and must specify the form of payment under Paragraph 5.2.

3.2-3   Irrevocability. A Deferral Election for amounts earned in the following calendar year shall become irrevocable on the December 15 by which it is due under Section 3.2-1 and a Deferral Election for amounts earned in the current calendar year shall become irrevocable upon filing with the Compensation Committee under Section 3.2-2.

3.3   Limits on Elective Deferrals

An eligible Outside Director may elect to defer up to one hundred percent (100%) of Compensation. The level elected must be in one percent (1%) increments.

ARTICLE IV

DEFERRED COMPENSATION ACCOUNT

4.1   Crediting to Account

The amount of the elective deferrals for a Participant under this Plan shall be credited to an Account for the Participant on the books of the Company at the time the Compensation would have been paid in cash absent deferral.

4.2   Determination of Accounts

The last day of each calendar month shall be a Determination Date. Each Participant's Account as of each Determination Date shall consist of the balance of the Account as of the immediately preceding Determination Date, plus the Participant's elective deferrals, and Interest credited under this Plan, minus the amount of any distributions made from this Plan since the immediately preceding Determination Date. Interest credited shall be calculated as of each Determination Date based upon the average daily balance of the Account since the preceding Determination Date.

4.3   Vesting of Accounts

Account balances in this Plan shall be fully vested at all times.

4.4   Statement of Accounts

The Compensation Committee shall submit to each Participant, after the close of each calendar quarter, and at such other times as determined by the Compensation Committee, a statement setting forth the balance of the Account maintained for the Participant.

ARTICLE V

PLAN BENEFITS

5.1   Benefits

5.1-1   Entitlement to Benefits at Separation from Service. Benefits under this Plan shall be payable to a Participant commencing sixty-five (65) days after the end of the month in which the Participant Separates from Service. The amount of the benefit shall be the balance of the Participant's Account including Interest to the date of payment, in the form elected under Paragraph 5.2 below.

5.1-2   Entitlement to Benefits at Death. Upon the death of a Participant for whom an Account is held under this Plan, a death benefit shall be payable to the Participant's Beneficiary commencing sixty-five (65) days after the end of the month in which the Participant dies in the same form as the Participant elected for payments at Separation from Service under Paragraph 5.2 below. The amount of the benefit shall be the balance of the Participant's Account including Interest to the date of payment.

5.2   Form of Benefit Payment

5.2-1   The Plan benefits attributable to the elective deferrals for any calendar year shall be paid in one of the forms set out below, as elected by the Participant in the form of payment designation filed with the Deferral Election for that year. The forms of benefit payment are:

        (a)   A lump-sum payment; or

(b)   Monthly installment payments in substantially equal payments of principal and Interest over a period of up to one hundred eighty (180) months.

In the event a Participant's Account balance is ten thousand dollars ($10,000) or less upon Separation from Service, that benefit will be paid out in a lump sum notwithstanding the form of benefit payment elected by the Participant.

5.2-2   A Participant may elect to change the form of payment he or she specified in his or her Deferral Election under Paragraph 3.2. Any change in the form of payment must comply with Code section 409A, which generally means that the designation must (1) not take effect until at least twelve (12) months after the date of the change of payment designation, and (2) provide an additional deferral for a period of at least five years from the date such payment would otherwise have been made.

5.3   Withholding; Payroll Taxes

The Company shall withhold from payments made hereunder any taxes required to be withheld for the federal or any state or local government. Withholding shall also apply to payments to a Beneficiary.

5.4   Payment to Guardian

If a Plan benefit is payable to a minor or a person declared incompetent or deemed to be legally incapable of handling the disposition of property, the Compensation Committee may direct payment of such Plan benefit to the guardian, legal representative or person having the care and custody of such minor or incompetent person. The Compensation Committee may require such proof of incompetency, minority, incapacity or guardianship as it may deem appropriate prior to distribution of the Plan benefit. Such distribution shall completely discharge the Compensation Committee and the Company from all liability with respect to such benefit.

ARTICLE VI

BENEFICIARY DESIGNATION

6.1   Beneficiary Designation

Each Participant shall have the right, at any time, to designate one (1) or more persons or entities as the Participant's Beneficiary, primary as well as secondary, to whom benefits under this Plan shall be paid in the event of the Participant's death prior to complete distribution to the Participant of the benefits due under the Plan. Each Beneficiary designation shall be in a written form prescribed by the Compensation Committee and will be effective only when filed with the Compensation Committee during the Participant's lifetime.

6.2   Amendments of Beneficiary Designations

Any Beneficiary designation may be changed by a Participant without the consent of any Beneficiary by the filing of a new Beneficiary designation with the Compensation Committee. If a

Participant's Compensation is community property under applicable law, any Beneficiary designation shall be valid or effective only as permitted under applicable law.

6.3   No Beneficiary Designation

In the absence of an effective Beneficiary designation, or if all Beneficiaries predecease a Participant, the Participant's estate shall be the Beneficiary. If a Beneficiary dies after a Participant and before payment of benefits under this Plan has been completed, the remaining benefits shall be payable to the Beneficiary's estate.

6.4   Effect of Payment

Payment to the Beneficiary shall completely discharge the Company's obligations under this Plan.

ARTICLE VII

ADMINISTRATION

7.1   Compensation Committee; Duties

This Plan shall be administered by the Compensation Committee. Members of the Compensation Committee may be Participants in this Plan. The Compensation Committee shall have the authority to make, amend, interpret and enforce all appropriate rules and regulations for the administration of this Plan and decide or resolve any and all questions including interpretations of this Plan as may arise in connection with the Plan.

7.2   Agents and Delegation

In the administration of this Plan, the Compensation Committee may, from time to time, employ agents and delegate to such agents, including employees of the Company or an administrative committee it appoints, such administrative duties as it sees fit, and may from time to time consult with counsel, who may be counsel to the Company.

7.3   Binding Effect of Decisions

The decision or action of the Compensation Committee with respect to any question arising out of or in connection with the administration, interpretation and application of the Plan and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in the Plan.

7.4   Indemnity of Compensation Committee

The Company shall indemnify and hold harmless the Compensation Committee and its individual members, against any and all claims, loss, damage, expense or liability arising from any action or failure to act with respect to this Plan, except in the case of gross negligence or willful misconduct.

7.5   Availability of Plan Documents

Each Participant shall receive a copy of this Plan, and the Compensation Committee shall make available for inspection by any Participant a copy of any rules and regulations used in administering the Plan.

7.6   Cost of Plan Administration

The Company shall bear all expenses of administration of this Plan.

ARTICLE VIII

CLAIMS PROCEDURE

8.1   Claim

Any person claiming a benefit, requesting an interpretation or ruling under the Plan or requesting information under the Plan shall present the request in writing to the Compensation Committee or its delegatee who shall respond in writing as soon as practicable.

8.2   Denial of Claim

If the claim or request is denied, the written notice of denial shall state:

8.2-1   The reasons for denial, with specific reference to the Plan provisions on which the denial is based.

8.2-2   A description of any additional material or information required and an explanation of why it is necessary.

8.2-3   An explanation of the Plan's claim review procedure.

8.3   Review of Claim

Any person whose claim or request is denied or who has not received a response within thirty (30) days may request review by notice given in writing to the Compensation Committee. The claim or request shall be reviewed by the Compensation Committee, which may, but shall not be required to, grant the claimant a hearing. On review, the claimant may have representation, examine pertinent documents and submit issues and comments in writing.

8.4   Final Decision

The decision by the Compensation Committee on review shall normally be made within sixty (60) days. If an extension of time is required for a hearing or other special circumstances, the claimant shall be notified and the time limit shall be one hundred twenty (120) days. The decision shall be in writing and shall state the reasons and the relevant Plan provisions. All decisions on review shall be final and bind all parties concerned.

ARTICLE IX

AMENDMENT AND TERMINATION OF PLAN

9.1   Amendment

The Compensation Committee may amend the Plan at any time, provided, however, that no amendment shall reduce the amount accrued in any Account to the date of such amendment. Such amendments shall be subject to the following:

9.1-1   Changes in Interest Rate. No amendment shall reduce the rate of Interest to be credited, after the date of the amendment, on the amount already accrued in any Account or on the deferred amounts credited to any Account under Deferral Elections already in effect on the date of the amendment.

9.2   Termination

The Board may at any time, in its sole discretion, terminate or suspend the Plan in whole or in part. However, no such termination or suspension shall adversely affect the benefits of Participants which have accrued prior to such action, the benefits of any Participant who has previously Separated from Service, or the benefits of any Beneficiary of a Participant who has previously died.

9.3   Payment at Termination

If the Plan is terminated, payment of each Account to a Participant or a Beneficiary for whom it is held shall commence pursuant to Paragraph 5.1, and shall be paid in the form designated by the Participant pursuant to Paragraph 5.2.

ARTICLE X

MISCELLANEOUS

10.1   Unfunded Plan

This Plan is intended to be an unfunded plan maintained primarily to provide deferred compensation benefits for Outside Directors. This Plan is not intended to create an investment contract, but to provide retirement benefits to eligible individuals who have elected to participate in the Plan.

10.2   Liability

10.2-1 Liability for Benefits. Except as otherwise provided in this paragraph, liability for the payment of a Participant's benefit pursuant to this Plan shall be borne solely by the Company.

10.2-2 Unsecured General Creditor. Participants and their Beneficiaries, heirs, successors and assigns shall have no secured legal or equitable rights, interest or claims in any property or assets of the Company. Except as provided in paragraph 10.3, such assets of the Company shall not be held under any trust for the benefit of Participants, their Beneficiaries, heirs, successors or assigns, or held in any way as collateral security for the fulfilling of the obligations of the Company under this Plan. Any and all of the Company's assets shall be, and remain, the general, unpledged, unrestricted assets of the Company. The Company's obligation under the Plan shall be that of an unfunded and unsecured promise to pay money in the future.

10.3   Trust Fund

At its discretion, the Company may establish one (1) or more trusts, with such trustee as the Board may approve, for the purpose of providing for the payment of Plan benefits. Such trust or trusts may be irrevocable, but the assets thereof shall be subject to the claims of the Company's creditors. To the extent any benefits provided under the Plan are actually paid from any such trust, the Company shall have no further obligation with respect thereto, but to the extent not so paid, such benefits shall remain the obligation of, and shall be paid by the Company.

10.4   Nonassignability

Neither a Participant nor any other person shall have any right to sell, assign, transfer, pledge, anticipate, mortgage or otherwise encumber, hypothecate or convey in advance of actual receipt the amounts, if any, payable hereunder, or any part thereof, which are, and all rights to which are, expressly declared to be nonassignable and nontransferable. No part of the amounts payable shall, prior to actual payment, be subject to seizure or sequestration for the payment of any debts, judgments, alimony or separate maintenance owed by a Participant or any other person, nor shall such amounts be transferable by operation of law in the event of a Participant's or any other person's bankruptcy or insolvency.

10.5   Protective Provisions

A Participant will cooperate with the Company by furnishing any and all information requested by the Company, in order to facilitate the payment of benefits hereunder, and by taking such other action as may be requested by the Company.

10.6   Governing Law

The provisions of this Plan shall be construed and interpreted according to the laws of the State of Oregon, except as preempted by federal law.

10.7   Terms

In this Plan document, unless the context clearly indicates the contrary, the masculine gender will be deemed to include the feminine gender, and the singular shall include the plural.

10.8   Validity

In case any provision of this Plan shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts hereof, but this Plan shall be construed and enforced as if such illegal and invalid provision had never been inserted herein.

10.9   Notice

Any notice or filing required or permitted to be given to the Compensation Committee under the Plan shall be sufficient if in writing and hand delivered, or sent by registered or certified mail to the Compensation Committee, or to the Secretary of the Company. Notice mailed to the Participant shall be at such address as is given in the records of the Company. Notice to the Compensation Committee, if mailed, shall be addressed to the principal executive offices of the Company. Notices shall be deemed given as of the date of delivery or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification.

10.10   Successors

The provisions of this Plan shall bind and inure to the benefit of the Company and its successors and assigns. The term successors as used herein shall include any corporate or other business entity which shall, whether by merger, consolidation, purchase or otherwise, acquire all or substantially all of the business and assets of the Company, and successors of any such corporation or other business entity.

10.11   Not a Contract of Service

The terms and conditions of this Plan shall not be deemed to constitute a contract of service between the Company and a Participant and neither a Participant nor a Participant's Beneficiary shall have any rights against the Company except as may otherwise be specifically provided herein. Moreover, nothing in this Plan shall be deemed to give a Participant the right to be retained on the Board, nor shall it interfere with the Participant's right to terminate his directorship at any time.

IN WITNESS WHEREOF, the Company has caused this instrument to be executed by its officers thereunto duly authorized, this __15__ day of __May__, 2006.

                                                    PORTLAND GENERAL ELECTRIC COMPANY

                                                    By: /s/ Arleen Barnett

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